Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 8, 2013

Registration No. 333-190829

(Relating to Preliminary Prospectus dated October 8, 2013)

LDR Holding Corporation

On October 8, 2013, LDR Holding Corporation (the “Company”) filed Amendment No. 3 to its Registration Statement on Form S-1 (File No. 333-190829) (the “Registration Statement”) to update and supplement certain disclosures that had been provided in its preliminary prospectus supplement dated September 19, 2013 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 3 the Registration Statement (the “Preliminary Prospectus”) and further updates the Preliminary Prospectus to reflect an initial public offering price of $15.00 per share. A copy of the Preliminary Prospectus is included in Amendment No. 3 to the Registration Statement and can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1348324/000119312513393787/d547303ds1a.htm.

Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to LDR Holding Corporation.

Common stock offered by us	5,000,000 shares (or 5,750,000 shares if the underwriters’ over-allotment option is exercised in full).

Initial public offering price	$15.00 per share.

Shares of our common stock outstanding following this offering	22,657,199 shares (or 23,407,199 shares assuming full exercise of the underwriters’ option to purchase additional shares), based on 17,657,199 shares of our common stock outstanding as of June 30, 2013 and taking into account the assumptions beginning on page 10 of the Preliminary Prospectus.

Net Proceeds	We estimate that our net proceeds from the sale of 5,000,000 shares of our common stock in this offering will be approximately $66.8 million, or approximately $77.2 million if the underwriters exercise in full their over-allotment option, after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as described in “Use of Proceeds” in the Preliminary Prospectus.

Directed share program	In addition, certain attorneys of Andrews Kurth LLP may purchase in the aggregate up to 15,700 shares of our common stock in this offering through the directed share program.

Pricing date	October 8, 2013.

Closing date	October 15, 2013.

Nasdaq Global Select Market	Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “LDRH”.

Warrants	Based upon the offering price, following the consummation of this offering, warrants to purchase 650,669 shares of our common stock at an exercise price of $0.00675 per share will be outstanding.

We have updated the information in the fourth paragraph under the caption “Prospectus Summary—Overview” and in the first paragraph under the caption “Business—Competition” to include the following disclosure:

To our knowledge, only one potentially competitive two-level cervical disc replacement device, the Medtronic Prestige LP, is currently in development. We believe that Medtronic Spine has completed patient enrollment for a two-level investigational device exemption study for their device but we are not aware of any public statements made by Medtronic Spine or any other party with respect to this or any other potentially competing device. We have no knowledge of, nor can we predict, when this device or any other potentially competitive device might be available for sale in the United States.

We have updated the information in the second paragraph under the caption “Certain Relationships and Related Party Transactions—Series C Voting Agreement” to include the following disclosure:

Following our receipt of indications regarding valuation from the underwriters, the holders of the requisite percentage of our Series C preferred stock, through their representatives on our Board of Directors, asked us for cash compensation in order to agree to convert their preferred stock to common stock and to relinquish the rights, preferences and privileges associated with those preferred shares, including a liquidation preference. As a result of these negotiations, the holders of Series C preferred stock accepted a payment from us in an aggregate amount equal to approximately $17.6 million, or 50% of the liquidation preference of the Series C preferred stock, to vote in favor of conversion.

The Preliminary Prospectus updated the table previously appearing at the top of page 157 in the Initial Preliminary Prospectus, which is further updated below to reflect the initial public offering price.

Purchaser	Convertible Notes Purchased	Number of Shares of Common Stock(1)	Amounts Payable as of July 31, 2013(2)
Austin Ventures VIII, L.P.(3)	$3,558,085	516,396	$5,748,086
Entities affiliated with Telegraph Hill Partners(4)	$3,356,060	487,075	$5,421,715
PTV Sciences II, L.P.(5)	$2,130,496	309,206	$3,441,817
Verwaltungsgesellschaft AD. KRAUTH(6)	$728,225	105,689	$1,176,448
Entities affiliated with Paris Orléans SCA(7)	$4,369,114	384,731	$7,036,459
Dahlia A Sicar SCA(8)	$858,019	124,145	$1,381,840
Total	$15,000,000	1,927,242	$24,206,364

(1)	Assumes that this offering closed on October 8, 2013. The amounts set forth in this column may be higher as a result of additional accrued interest through the closing date.
(2)	Includes (i) all unpaid principal, (ii) accrued but unpaid interest calculated through July 31, 2013, and (iii) an amount equal to one-half times all unpaid principal and accrued but unpaid interest calculated through July 31, 2013, and any other amounts payable under the convertible notes.
(3)	Austin Ventures VIII, L.P. is a holder of greater than 5% of a class of our voting stock. Joseph Aragona, an affiliate of Austin Ventures VIII, L.P. is a member of our board of directors.
(4)	Entities affiliated with Telegraph Hill Partners are, collectively, holders of greater than 5% of a class of our voting stock. Robert G. Shepler and Dr. Thomas A. Raffin, affiliates of Telegraph Hill Partners, are members of our board of directors.
(5)	Entities affiliated with PTV Sciences II, L.P. are, collectively, holders of greater than 5% of a class of our voting stock. Matthew Crawford, an affiliate of PTV Sciences II, L.P., is a member of our board of directors.
(6)	Verwaltungsgesellschaft AD. KRAUTH is, prior to the completion of this offering, a holder of greater than 5% of a class of our voting stock. Stefan Widensohler, an affiliate of Verwaltungsgesellschaft AD. KRAUTH, is a member of our board of directors.
(7)	Entities affiliated with the Paris Orléans SCA are, collectively, prior to the completion of this offering, holders of greater than 5% of a class of our voting stock. Pierre Rémy, an affiliate of Paris Orléans SCA, is a member of our board of directors. Entities affiliated with Paris Orléans SCA have informed us that they will convert all amounts outstanding under their convertible note other than approximately $2.7 million of principal and accrued interest that we will repay in cash upon the consummation of this offering pursuant to the terms of the convertible notes.
(8)	Dahlia A Sicar SCA is, prior to the completion of this offering, a holder of greater than 5% of a class of our voting stock.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, via telephone at 800-747-3924 or email at prospectus@pjc.com.